                                                                    EXHIBIT 13.2

                   CAMCO INTERNATIONAL INC. AND SUBSIDIARIES
                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                     (In thousands, except per share data)
                                  (unaudited)

                                                     Three Months Ended June 30   Six Months Ended June 30
                                                     --------------------------   ------------------------
                                                         1998          1997          1998          1997
                                                     ------------   -----------   -----------   ----------
REVENUES:
   Sales                                                 $151,813      $156,319      $303,092     $279,751
   Services                                                83,290        70,826       160,078      142,878
                                                         --------      --------      --------     --------
                                                          235,103       227,145       463,170      422,629
                                                         --------      --------      --------     --------
COSTS AND EXPENSES:
   Cost of sales                                           76,837        82,228       151,222      144,451
   Cost of services                                        57,651        48,804       111,722       99,819
                                                         --------      --------      --------     --------
                                                          134,488       131,032       262,944      244,270
                                                         --------      --------      --------     --------
         Gross margin                                     100,615        96,113       200,226      178,359
   Selling, general and administrative expenses            53,090        55,476       105,930      104,185
   Merger expenses                                             --        12,500            --       12,500
   Amortization of intangible assets                        2,403         2,178         4,573        4,072
                                                         --------      --------      --------     --------
         Operating income                                  45,122        25,959        89,723       57,602
   Interest expense, net                                    2,175         1,506         3,768        2,960
                                                         --------      --------      --------     --------
   Income before provision for income taxes                42,947        24,453        85,955       54,642
   Provision for income taxes                              14,801         8,681        30,214       19,060
                                                         --------      --------      --------     --------
         Net income                                      $ 28,146      $ 15,772      $ 55,741     $ 35,582
                                                         ========      ========      ========     ========
Earnings Per Share:
 Basic-
    Net Income                                           $    .74      $    .42      $   1.48     $    .95
    Average common shares outstanding                      37,887        37,320        37,780       37,300

 Diluted-
    Net Income                                           $    .73      $    .41      $   1.44     $    .93
    Average common and common
      equivalent shares outstanding                        38,745        38,348        38,638       38,325

Cash dividends per common share                          $    .05      $    .05      $    .10     $    .10

             The accompanying notes are an integral part of these
                 consolidated condensed financial statements.

                   CAMCO INTERNATIONAL INC. AND SUBSIDIARIES
                     CONSOLIDATED CONDENSED BALANCE SHEETS
                       (In thousands, except share data)


                                                      June 30, 1998      December 31, 1997
                                                      -------------      -----------------
                                                       (unaudited)
                           ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                            $   69,231           $   57,255
 Accounts receivable, net                                194,823              177,112
 Inventories                                             225,808              206,471
 Prepaid expenses and other                               71,670               65,663
                                                      ----------           ----------
  Total current assets                                   561,532              506,501
                                                      ----------           ----------

PROPERTY, PLANT AND EQUIPMENT
 Land                                                      5,708                5,120
 Buildings                                                78,275               77,279
 Machinery and equipment                                 279,800              266,137
 Service equipment                                       397,564              366,732
                                                      ----------           ----------
                                                         761,347              715,268
 Accumulated depreciation                               (387,850)            (361,956)
                                                      ----------           ----------
  Property, plant and equipment, net                     373,497              353,312
                                                      ----------           ----------
INTANGIBLE ASSETS, net                                   223,058              212,749
OTHER                                                     79,930               45,278
                                                      ----------           ----------
  Total assets                                        $1,238,017           $1,117,840
                                                      ==========           ==========

   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Current maturities of long-term debt                 $      120           $      120
 Accounts payable                                         60,115               57,765
 Accrued liabilities                                     151,726              159,085
 Income taxes payable                                     29,429               31,832
                                                      ----------           ----------
  Total current liabilities                              241,390              248,802
                                                      ----------           ----------
LONG-TERM DEBT                                           170,300              110,300
DEFERRED INCOME TAXES                                     32,213               28,690
OTHER LONG-TERM LIABILITIES                               45,064               43,803
                                                      ----------           ----------
  Total liabilities                                      488,967              431,595
                                                      ----------           ----------

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Common stock $.01 par value, 100,000,000
  shares authorized, 38,763,668 and
  38,583,393 shares issued                                   388                  386
 Additional paid-in capital                              533,576              525,662
 Retained earnings                                       255,875              203,911
 Cumulative translation adjustment                       (15,966)             (15,194)
 Treasury stock, 799,989 and 1,046,372
  shares at cost                                         (24,823)             (28,520)
                                                      ----------           ----------
  Total stockholders' equity                             749,050              686,245
                                                      ----------           ----------
  Total liabilities and stockholders' equity          $1,238,017           $1,117,840
                                                      ==========           ==========


             The accompanying notes are an integral part of these
                 consolidated condensed financial statements.

                   CAMCO INTERNATIONAL INC. AND SUBSIDIARIES
                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                (In thousands)
                                  (unaudited)


                                                                 Six Months Ended June 30
                                                                --------------------------
                                                                    1998          1997
                                                                ------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                        $ 55,741    $ 35,582
 Adjustments to reconcile net income  to net cash
  provided by operating activities, net of
  effects of acquisitions -
 Gain from sale of assets                                              (687)       (139)
 Depreciation and amortization                                       35,476      30,444
 Provision for deferred and other taxes                               3,539       7,102
 Increase in accounts receivable                                    (20,776)    (16,402)
 Increase in inventories                                            (14,686)    (24,051)
 Increase in accounts payable                                         4,104       4,753
 Increase (decrease) in accrued liabilities                          (7,685)     24,201
 Decrease in income taxes payable                                    (2,010)    (11,776)
 Decrease in other, net                                               3,158       2,310
                                                                   --------    --------
  Net cash provided by operating activities                          56,174      52,024
                                                                   --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                               (50,954)    (44,407)
 Proceeds from sale of property, plant and equipment                    734         223
 Business acquisitions, net of cash acquired                        (19,496)    (11,753)
 Investment in joint venture                                        (37,288)         --
 Change in subsidiary year-end                                           --      (6,496)
                                                                  ---------    --------
  Net cash used in investing activities                            (107,004)    (62,433)
                                                                  ---------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase in borrowings under revolving credit facility              60,000          --
 Increase in other debt                                                  --       4,996
 Dividends paid to stockholders                                      (3,777)     (3,122)
 Proceeds from exercise of stock options                              6,752         864
 Change in subsidiary year-end and other                                 --       6,158
                                                                  ---------    --------
  Net cash provided by financing activities                          62,975       8,896
                                                                  ---------    --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS           (169)       (217)
                                                                  ---------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 11,976      (1,730)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     57,255      42,645
                                                                  ---------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                        $  69,231    $ 40,915
                                                                  =========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for interest                                          $   3,930    $  2,981
  Cash paid for income taxes                                      $  23,779    $ 23,596

             The accompanying notes are an integral part of these
                 consolidated condensed financial statements.

                   CAMCO INTERNATIONAL INC. AND SUBSIDIARIES
           CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
                                (In thousands)
                                  (unaudited)

                                               Three Months Ended June 30         Six Months Ended June 30
                                               --------------------------         ------------------------
                                                 1998              1997              1998          1997
                                               --------          --------         --------       ---------
Net income                                      $28,146          $15,772           $55,741        $35,582

Other comprehensive income:
 Foreign currency translation adjustments        (2,630)           1,915              (772)        (3,035)
                                                -------          -------           -------        -------

  Comprehensive income                          $25,516          $17,687           $54,969        $32,547
                                                =======          =======           =======        =======

             The accompanying notes are an integral part of these
                 consolidated condensed financial statements.

                   CAMCO INTERNATIONAL INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


1.  BASIS OF PRESENTATION

    In the opinion of Camco International Inc. and subsidiaries ("Camco" or the "Company") management, the accompanying unaudited consolidated condensed financial statements include all adjustments necessary to present fairly the Company's financial position as of June 30, 1998, and its results of operations and cash flows for the three months and six months ended June 30, 1998 and 1997. Although the Company believes that the disclosures are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These consolidated condensed financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1997. The results of operations for the three months and six months ended June 30, 1998 may not be indicative of the results for the full year.

    Merger with Production Operators Corp

    On June 13, 1997, Camco acquired Production Operators Corp ("Production Operators"), a market leader in total responsibility gas compression services. The business combination was accounted for using the pooling-of-interests method of accounting. Accordingly, these financial statements have been prepared as if Camco and Production Operators were combined as of the beginning of the earliest period presented.

    Other Comprehensive Income

    The Company adopted Statement of Financial Accounting Standards
("SFAS") No. 130, "Reporting Comprehensive Income," in the first quarter of 1998. The only current difference between net income and comprehensive income is the change in the cumulative translation adjustment for foreign currency, a separate component of stockholders' equity in the accompanying consolidated condensed balance sheets.

    Earnings Per Share

    SFAS No. 128, "Earnings Per Share," was adopted by the Company in the fourth quarter of 1997 and all earnings per share previously reported have been restated. Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. The computation of diluted earnings per share includes the dilutive effects of options to purchase common stock and restricted stock grants, which aggregated 858,000 and 1,028,000 for the three months ended June 30, 1998 and 1997, respectively, and 858,000 and 1,025,000 for the six months ended June 30, 1998 and 1997, respectively.

2.  PROPOSED MERGER WITH SCHLUMBERGER LIMITED

    On June 18, 1998, Camco entered into an Agreement and Plan of Merger
(the "Merger Agreement") with Schlumberger Technology Corporation ("STC"), and Schlumberger OFS, Inc., a wholly-owned subsidiary of STC ("Sub"), providing for the merger of Sub with and into Camco, with Camco surviving as a wholly-owned subsidiary of STC (the "Merger"). STC is a wholly-owned subsidiary of Schlumberger Limited, a publicly traded Netherlands Antilles corporation ("Schlumberger"). Pursuant to the Merger Agreement, the stockholders of Camco will receive 1.18 shares of common stock of Schlumberger ("Schlumberger Common Stock") for each share of common stock of Camco ("Camco Common Stock"). In addition, outstanding options to acquire shares of Camco Common Stock will be converted into options to acquire 1.18 times as many shares of Schlumberger Common Stock at an exercise price per share equal to the former exercise price per share divided by 1.18.

                   CAMCO INTERNATIONAL INC. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - (Continued)

    Closing under the Merger Agreement is conditioned on, among other things, approval by Camco's stockholders and receipt of all regulatory approvals. It is intended that the Merger qualify as a tax-free reorganization for federal income tax purposes and as a pooling-of-interests for accounting purposes. Camco and STC anticipate closing the transaction on August 31, 1998.

    Under the Merger Agreement, Camco must pay a termination fee of $90 million if (1) Camco receives a Superior Proposal (as defined in the Merger Agreement) prior to approval of the Merger by the Camco stockholders and elects to terminate the agreement, (2) the Camco Board of Directors recommends or proposes to recommend an alternate proposal and STC exercises its right to terminate the agreement, (3) the Camco Board of Directors withdraws, terminates or modifies its recommendation of the agreement in an adverse manner, STC terminates the agreement and Camco consummates an alternative transaction on or before September 30, 1999 or (4) an alternate acquisition proposal is made and publicly announced, the Camco stockholders do not approve the Merger and Camco consummates an alternative proposal on or before September 30, 1999.

    Pursuant to a related Transaction Agreement, Schlumberger agreed to sell to STC such number of shares of Schlumberger Common Stock as are required to be delivered to stockholders of Camco under the Merger Agreement and to register those shares with the Securities and Exchange Commission.

3.  BUSINESS ACQUISITIONS

    During the first six months of 1998, the Company acquired two well service businesses in the United States, an electric submersible pump business in Argentina and the remaining interest in an electric submersible pump business in Colombia for $19.5 million in cash. The results of operations of these businesses are included in the accompanying financial statements from the dates of acquisition.

4.  INVENTORIES

    Consolidated inventories, net of allowances, are summarized as follows (in thousands):

                                     June 30,       December 31,
                                       1998             1997
                                    -----------     ------------
                                    (Unaudited)

          Raw materials               $ 22,969        $ 19,916
          Parts and components          64,185          69,656
          Work-in-process               25,149          24,079
          Finished goods               113,505          92,820
                                      --------        --------
                                      $225,808        $206,471
                                      ========        ========

    Work-in-process and finished goods inventories include the cost of materials, labor and plant overhead. The excess of current costs, determined using the first-in, first-out basis, over the carrying values of those inventories accounted for on a last-in, first-out basis was approximately $7.8 million and $10.0 million at June 30, 1998 and December 31, 1997, respectively.

5.  COMMITMENTS AND CONTINGENCIES - LEGAL PROCEEDINGS

    The Company is involved in certain lawsuits and claims arising in the normal course of business, including claims by federal and local authorities under various environmental protection laws. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.